COLUMBIA ACORN TRUST

227 West Monroe Street, Suite 3000

Chicago, Illinois 60606

July 26, 2013

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549-4720

Re:	Response to SEC review of December 31, 2012 N-CSR filing for Columbia Acorn Trust

Dear Ms. Hatch,

This letter is in response to your comment provided telephonically on June 6, 2013 relating to the annual N-CSR filing for several series (each a “Fund”) of Columbia Acorn Trust (the “Trust”) with fiscal years ending on December 31, 2012. Your comment is set forth below and is followed by our response.

1.	In the Statement of Investments for each series (with the exception of the Columbia Thermostat Fund), the investments categories include “Equities” and “Short-Term Investments.” Certain series hold rights and/or warrants, which should be listed under a separate category in accordance with Regulation S-X Rule 12-12, Footnote 2.

Response: The Statement of Investments for each Fund, other than Columbia Thermostat Fund (which is a fund of funds), is categorized first as Equities, Short-Term Investments, and Securities Lending Collateral, and then with, with respect to Equities, is sub-categorized by the related industry or geographic region/country, as applicable to the Fund. Although Regulation S-X, Rule 12-12, Footnote 2 references rights and warrants as examples of separate categories, in this instance the affected Funds’ holdings in rights and warrants ranged from 0.01% to 0.02% of net assets at December 31, 2012. Because these positions are de minimis, and held only as a consequence of the Funds’ holdings in the related common stock, it was considered preferable to disclose them as a line item along with the common stock, which provides a view of the fund’s total exposure to the particular issuers.

Management will continue to monitor holdings in rights, warrants and other investments. In the event an investment type becomes significant, the securities will be presented in the Statement of Investments as a separate category as required by Regulation S-X, Rule 12-12, Footnote 2.

Response to N-CSR Comment

July 26, 2013

We hope that this response adequately addresses your comment. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the filings of Form N-CSR that are the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that they may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (312) 634-9830.

Sincerely,

/s/ John Kunka
John Kunka
Assistant Treasurer